UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1:	Form 6-K dated August 4, 2014 along with Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 4, 2014

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	August 4, 2014

Disclosure of Voting Results of the 69th Annual General Meeting

of the Company held on July 31, 2014

Mumbai, August 1, 2014: Given below are the details of the voting results at the Annual General Meeting of the Company :-

Details of Voting Results

Date of the AGM/EGM	July 31, 2014
Total number of shareholders on record date Cut-off date for e-voting: June 6, 2014	Ordinary ‘A’ Ordinary	: :	3,55,649 39,427
No. of Shareholders present in the meeting either in person or through proxy: • Promoters and Promoter Group • Public	4 1076

Agenda-wise

Item No.	Details of the Agenda	Resolution required (Ordinary/Special)	Mode of voting (Show of hands/Poll/Postal ballot/E-voting)	Remarks
1	Adoption of the Audited Statement of Profit and Loss for the year ended March 31, 2014 and the Balance Sheet as at that date together with the Reports of the Directors and the Auditors thereon	Ordinary	e-Voting, Ballot & Poll	The resolution was passed with requisite majority.
2	Declaration of dividend on Ordinary Shares and ‘A’ Ordinary Shares.	Ordinary	e-Voting, Ballot & Poll	The resolution was passed with requisite majority
3	Re-appointment of Dr Ralf Speth, who retired by rotation as a Director	Ordinary	e-Voting, Ballot & Poll	The resolution was passed with requisite majority
4	Appointment of Auditors and fixing their remuneration.	Ordinary	e-Voting, Ballot & Poll	The resolution was passed with requisite majority
5	Appointment of Mr. Nusli Wadia as an Independent Director	Ordinary	e-Voting, Ballot & Poll	The resolution was passed with requisite majority
6	Appointment of Dr. Raghunath Mashelkar as an Independent Director	Ordinary	e-Voting, Ballot & Poll	The resolution was passed with requisite majority
7	Appointment of Mr. Nasser Munjee as an Independent Director	Ordinary	e-Voting, Ballot & Poll	The resolution was passed with requisite majority
8	Appointment of Mr Subodh Bhargava as an Independent Director	Ordinary	e-Voting, Ballot & Poll	The resolution was passed with requisite majority
9	Appointment of Mr Vineshkumar Jairath an Independent Director	Ordinary	e-Voting, Ballot & Poll	The resolution was passed with requisite majority
10	Appointment of Ms Falguni Nayar as an Independent Director	Ordinary	e-Voting, Ballot & Poll	The resolution was passed with requisite majority
11	Payment of Remuneration to the Cost Auditor for the financial year ending March, 2015	Ordinary	e-Voting, Ballot & Poll	The resolution was passed with requisite majority
12	Invitation and Acceptance of Fixed Deposits from the Members and Public	Special	e-Voting, Ballot & Poll	The resolution was passed with requisite majority

Voting Results

TATA MOTORS LIMITED

Annexure

Details for reporting as per Clause 35A of listing agreement based on result of voting at the 69th Annual General Meeting held on 31st July, 2014

Resolution No 1

	Promoter/Public	No. of Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]=[(2)/(1)]*100	[4]	[5]	[6]=[(4)/(2)]*100	[7]=[(5)/(2)]*100
1	Promoter and Promoter Group	939879063	939879063	100	939879063	0	100.00	0.00
2	Public - Institutional holders	954286639	600389977	62.92	600389977	0	100.00	0.00
3	Public-Others	890744114	618672098	69.46	618596494	75604	99.99	0.01
	Grand Total	2784909816	2158941138	77.52	2158865534	75604	100.00	0.00

Resolution No 2

	Promoter/Public	No. of Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]=[(2)/(1)]*100	[4]	[5]	[6]=[(4)/(2)]*100	[7]=[(5)/(2)]*100
1	Promoter and Promoter Group	939879063	939879063	100.00	939879063	0	100.00	0.00
2	Public - Institutional holders	954286639	600389977	62.92	595875248	4514729	99.25	0.75
3	Public-Others	890744114	620089678	69.61	618450970	1638708	99.74	0.26
	Grand Total	2784909816	2160358718	77.57	2154205281	6153437	99.72	0.28

Resolution No 3

	Promoter/Public	No. of Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]=[(2)/(1)]*100	[4]	[5]	[6]=[(4)/(2)]*100	[7]=[(5)/(2)]*100
1	Promoter and Promoter Group	939879063	939879063	100.00	939879063	0	100.00	0.00
2	Public - Institutional holders	954286639	599056277	62.78	590997647	8058630	98.65	1.35
3	Public-Others	890744114	620026691	69.61	614749775	5276916	99.15	0.85
	Grand Total	2784909816	2158962031	77.52	2145626485	13335546	99.38	0.62

Resolution No 4

	Promoter/Public	No. of Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]=[(2)/(1)]*100	[4]	[5]	[6]=[(4)/(2)]*100	[7]=[(5)/(2)]*100
1	Promoter and Promoter Group	939879063	939879063	100.00	939879063	0	100.00	0.00
2	Public - Institutional holders	954286639	575871954	60.35	545203965	30667988	94.67	5.33
3	Public-Others	890744114	590010638	66.24	523691869	66318770	88.76	11.24
	Grand Total	2784909816	2105761655	75.61	2008774897	96986758	95.39	4.61

Resolution No 5

	Promoter/Public	No. of Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]=[(2)/(1)]*100	[4]	[5]	[6]=[(4)/(2)]*100	[7]=[(5)/(2)]*100
1	Promoter and Promoter Group	939879063	939879063	100.00	939879063	0	100.00	0.00
2	Public - Institutional holders	954286639	585019381	61.30	501389595	83629785	85.70	14.30
3	Public-Others	890744114	619600479	69.56	535096683	84503797	86.36	13.64
	Grand Total	2784909816	2144498923	77.00	1976365341	168133582	92.16	7.84

Resolution No 6

	Promoter/Public	No. of Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]=[(2)/(1)]*100	[4]	[5]	[6]=[(4)/(2)]*100	[7]=[(5)/(2)]*100
1	Promoter and Promoter Group	939879063	939879063	100.00	939879063	0	100.00	0.00
2	Public - Institutional holders	954286639	600389977	62.92	593701509	6688468	98.89	1.11
3	Public-Others	890744114	620015008	69.61	618391382	1623626	99.74	0.26
	Grand Total	2784909816	2160284048	77.57	2151971954	8312094	99.62	0.38

Resolution No 7

	Promoter/Public	No. of Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]=[(2)/(1)]*100	[4]	[5]	[6]=[(4)/(2)]*100	[7]=[(5)/(2)]*100
1	Promoter and Promoter Group	939879063	939879063	100.00	939879063	0	100.00	0.00
2	Public - Institutional holders	954286639	596115527	58.09	519077151	77038375	87.08	12.92
3	Public-Others	890744114	620005308	73.97	526069537	93935772	84.85	15.15
	Grand Total	2784909816	2155999898	77.42	1985025751	170974147	92.07	7.93

Resolution No 8

	Promoter/Public	No. of Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]=[(2)/(1)]*100	[4]	[5]	[6]=[(4)/(2)]*100	[7]=[(5)/(2)]*100
1	Promoter and Promoter Group	939879063	939879063	100.00	939879063	0	100.00	0.00
2	Public - Institutional holders	954286639	585286934	57.52	305438045	279848889	52.19	47.81
3	Public-Others	890744114	617800505	73.72	397354774	220445731	64.32	35.68
	Grand Total	2784909816	2142966502	76.95	1642671882	500294620	76.65	23.35

Resolution No 9

	Promoter/Public	No. of Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]=[(2)/(1)]*100	[4]	[5]	[6]=[(4)/(2)]*100	[7]=[(5)/(2)]*100
1	Promoter and Promoter Group	939879063	939879063	100.00	939879063	0	100.00	0.00
2	Public - Institutional holders	954286639	600389977	58.54	597678490	2711487	99.55	0.45
3	Public-Others	890744114	620004807	73.97	619146101	858706	99.86	0.14
	Grand Total	2784909816	2160273847	77.57	2156703654	3570193	99.83	0.17

Resolution No 10
Promoter/Public No. of Shares Held No. of votes polled % of Votes Polled on outstanding shares No. of Votes - in favour No. of Votes - against % of Votes in favour on votes polled % of Votes against on votes polled
[1] [2] [3]=[(2)/(l)]*100 [4] [5] [6]=[(4)/(2)]*100 [7]=[(5)/(2)]*100
1 Promoter and Promoter Group 939879063 939879063 100.00 939879063 0 100.00 0.00
2 Public - Institutional holders 954286639 600389977 58.54 597678490 2711487 99.55 0.45
3 Public-Others 890744114 620018071 73.97 618650727 1367344 99.78 0.22
Grand Total 2784909816 2160287111 77.57 2156208280 4078831 99.81 0.19
Resolution No 11
Promoter/Public No. of Shares Held No. of votes polled % of Votes Polled on outstanding shares No. of Votes - in favour No. of Votes - against % of Votes in favour on votes polled % of Votes against on votes polled
[1] [2] [3]=[(2)/(l)]*100 [4] [5] [6]=[(4)/(2)]*100 [7]=[(5)/(2)]*100
1 Promoter and Promoter Group 939879063 939879063 100.00 939879063 0 100.00 0.00
2 Public- Institutional holders 954286639 600389977 58.54 600389977 0 100.00 0.00
3 Public-Others 890744114 620024835 73.97 619661849 362986 99.94 0.06
Grand Total 2784909816 2160293875 77.57 2159930889 362986 99.98 0.02
Resolution No 12
Promoter/Public No. of Shares Held No. of votes polled % of Votes Polled on outstanding shares No. of Votes - in favour No. of Votes - against % of Votes in favour on votes polled % of Votes against on votes polled
[1] [2] [3]=[(2)/(l)]*100 [4] [5] [6]=[(4)/(2)]*100 [7]=[(5)/(2)]*100
1 Promoter and Promoter Group 939879063 939879063 100.00 939879063 0 100.00 0.00
2 Public - Institutional holders 954286639 599855389 58.49 358955791 240899598 59.84 40.16
3 Public-Others 890744114 619133959 73.87 381060461 238073498 61.55 38.45
Grand Total 2784909816 2158868411 77.52 1679895315 478973096 77.81 22.19

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.